ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MAY 23, 2024

DATE AND TIME: On May 23, 2024, at 12:00 p.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The majority of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

The following proposals were approved for submission to the Company's General Extraordinary Meeting to be held on June, 26, 2024: (i) corporate restructuring that will result in the merger of Hipercard Banco Múltiplo S.A. ("Hipercard") into the Company, with the purpose to transfer to the Company all activities currently carried out by Hipercard, including the administration of bank cards; and (ii) change in the number of members of the Company's Board of Directors, which, upon approval by the General Stockholders' Meeting, will be composed of five (5) to fifty (50) members, also resulting in the amendment of Article 9, item 9.1. of the Company's Bylaws.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), May 23, 2024. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barreto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Fabricio Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members.

RENATO LULIA JACOB
Group Head of Corporate Strategy, Investor Relations and Corporate Development